Exhibit 3

Shareholder Sues Dissident Nominees To Morgans Hotel Group Board And Morgans Shareholder OTK Associates

LOS ANGELES, July 1, 2013 — Ron Burkle today filed suit against the dissident nominees to the board of directors of Morgans Hotel Group Co. (NASDAQ: MHGC) put forward by OTK Associates, a Morgans shareholder, and against OTK.  Burkle owns The Yucaipa Companies, an investment firm that is the largest stakeholder in Morgans.

Today’s complaint, filed in federal court in the Southern District of New York, alleges that the defendants engaged in federal proxy rule violations during the recent contest for control of the Morgans board.  In particular, the defendants are accused of making materially false and misleading statements and omissions in describing the recommendations of the country’s two leading proxy advisory firms, Glass Lewis & Co. and Institutional Shareholder Services Inc., which led to a tainted election.  The complaint seeks a new election for the Morgans board of directors.

Last week Yucaipa sued Morgans in New York state court for Morgans’ breach of its agreements with Yucaipa.  Yucaipa is the largest stakeholder in Morgans, through ownership of all of the Company’s outstanding preferred stock, over 50% of its convertible notes, and warrants for 12.5 million shares of common stock.  Burkle personally owns common stock of Morgans.

About The Yucaipa Companies

The Yucaipa Companies is a premier investment firm that has established a record of fostering economic value through the growth and responsible development of companies.  As an investor, Yucaipa works with management to strategically reposition businesses and implement operational improvements, resulting in value creation for stakeholders, customer and employees.  Since its founding in 1986, the firm has completed mergers and acquisitions valued at more than $35 billion.  For more information visit www.yucaipaco.com